Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426

(614) 766-1459 FAX

May 4, 2006

Mr. C. Steven Sjogren

Chief Executive Officer

Ben Franklin Bank of Illinois

14 North Dryden Place

Arlington Heights, Illinois 60004

Re: Business Plan Proposal

Dear Mr. Sjogren:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Ben Franklin Bank of Illinois (“Ben Franklin Bank” or the “Bank”) to fulfill all regulatory requirements relating to the Bank’s mutual to stock conversion and minority stock offering. The Plan will focus on Ben Franklin Bank’s new three-year pro formas, the minority stock offering impact on Ben Franklin Bank and the planned use of proceeds.

Keller & Company (“Keller”) is experienced in preparing business plans for filing with and approval by all regulatory agencies. Keller prepared thirty-two in 2003, thirty-three in 2004 and thirty-five in 2005, and all were approved. Ben Franklin Bank’ s Plan will be based on the format provided in the attached Exhibit A. Keller will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on the Bank’s input. Keller’s objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. Keller has filed numerous Plans with the OTS and the FDIC and is familiar with the pre-filing requirements of the OTS for business plans.

Exhibit B provides a sample set of pro formas. Ben Franklin Bank’s pro formas will incorporate the most current interest rate projections available. Keller’s procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR and CMR Reports as of March 31, 2006, investment portfolio mix, recent lending activity, interest rate risk

Mr. C. Steven Sjogren

May 4, 2006

report, savings activity, costs and yields and other data from Ben Franklin Bank. Based on a review of this information, I will then schedule a time to meet with management to discuss the Bank’s plans and expectations for the remainder of 2006, 2007, 2008 and 2009, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, capital expenditures, increases in fixed assets, investment strategy, expansion plans, overhead expenses, board fees, fee income, total compensation, etc. We will then prepare financial projections tying the beginning figures to Ben Franklin Bank’s March 31, 2006 TFR Report balances. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based somewhat on Ben Franklin Bank’s actual performance in 2005 in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by the regulator.

With each set of pro formas, we will send Ben Franklin Bank a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the mutual holding company (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Mr. C. Steven Sjogren

May 4, 2006

Our fee for the preparation of the Business Plan text and pro formas is a fee of $24,000, plus out-of-pocket expenses not to exceed $1,500. The fee includes a retainer fee of $3,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to possibly working with the Bank and its management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller President

MRK:jmm

enclosure

Accepted this 9th day of May, 2006.

/s/ C. Steven Sjogren
C. Steven Sjogren Chief Executive Officer

cc:	Kip Weissman, Esq.